Exhibit 99.1

IAMGOLD Hosts Analyst Tour of Essakane Mine

TORONTO, June 11, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced that it is hosting an analyst tour of the Essakane Mine June 11-12, 2018. The presentation to be used during management's briefing session on June 12th will be posted on its website at www.iamgold.com on the morning of June 12, 2018.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

 Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous desirez obtenir la version francaise de ce communique, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx

View original content:http://www.prnewswire.com/news-releases/iamgold-hosts-analyst-tour-of-essakane-mine-300663705.html

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2018/11/c4020.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 06:55e 11-JUN-18